06040671

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 1-7476

AmSouth Bancorporation Thrift Plan
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203
(Full title of plan and the address of plan)

AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE – (MODIFIED CASH BASIS)

AmSouth Bancorporation Thrift Plan
As of December 31, 2005 and 2004 and for the Years Ended
December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

0603-0726857

AmSouth Bancorporation Thrift Plan

Audited Financial Statements and Supplemental Schedule –
(Modified Cash Basis)

As of December 31, 2005 and 2004 and for the Years Ended December 31, 2005 and 2004

Contents

0603-0726857

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1200
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

AmSouth Bancorporation

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the AmSouth Bancorporation Thrift Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements referred to above were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Birmingham, Alabama
May 31, 2006

AmSouth Bancorporation Thrift Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31	
	2005	**2004**
Assets		
Investments, at fair value	**$ 426,149,732**	$398,237,920
Dividends receivable	**1,846,585**	1,723,734
Net assets available for benefits	**$ 427,996,317**	$399,961,654

See accompanying notes.

AmSouth Bancorporation Thrift Plan

Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year Ended December 31	
	2005	**2004**
Additions		
Company contributions	**$ 12,911,298**	$ 17,880,749
Contributions from participants	**27,097,958**	26,153,015
Rollovers and transfers	**1,279,650**	1,626,486
Interest and dividend income	**25,340,946**	9,386,986
Net appreciation in fair value of investments	**–**	24,046,245
	66,629,852	79,093,481
Deductions		
Payments to participants	**36,040,454**	30,511,976
Administrative expenses	**475,764**	470,187
Net depreciation in fair value of investments	**2,078,971**	–
	38,595,189	30,982,163
Net increase	**28,034,663**	48,111,318
Net assets available for benefits at beginning of year	**399,961,654**	351,850,336
Net assets available for benefits at end of year	**$427,996,317**	$399,961,654

See accompanying notes.

1. Description of the Plan

The following description of the AmSouth Bancorporation Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of AmSouth Bancorporation (collectively, the Company):

AmSouth Bancorporation (parent company)
AmSouth Bank
AmSouth Investment Services, Inc.
AmSouth Leasing Corporation
AmSouth Capital Corporation
AmSouth Finance Corporation
AmSouth Investment Management Company, LLC
AmSouth Asset Management, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each year, participants may contribute up to a total of 25% of pre-tax and/or after-tax annual compensation, as defined in the Plan document. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit Individual Retirement Accounts. The Company matches dollar for dollar on the participants' pre-tax deferrals first, and 50% of after-tax deferrals, up to a total of 4% of base compensation (6% for periods prior to January 1, 2005) that a participant contributes to the Plan.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan's fund options. Participants may change their investment options at anytime. Employer contributions are initially invested in the AmSouth Bancorporation Stock Fund and can be redirected by the participants at their discretion.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings, and is charged with an allocation of recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of AmSouth Bancorporation stock allocated to the participants' stock accounts as of the record date.

There are no non-participant directed investments within the Plan. Participants may transfer Company match amounts out of the AmSouth Company Stock Fund, regardless of age, at any time.

Vesting

Employees regularly scheduled to work more than twenty hours per week are eligible to participate in the Plan immediately. Employees regularly scheduled to work less than twenty hours per week are eligible to become participants in the Plan on the first business day of the month following the completion of 1,000 hours of service. Participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. As of December 31, 2005 and 2004, $1,072,878 and $357,593, respectively, had been requested, approved and processed for payment but not yet paid.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Investment Valuation and Income Recognition

The Plan's investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds and common stock funds are valued at quoted market prices on the last business day of the plan year. The Collective Trust Fund of the Plan consists of the AmSouth Bank Stable Principal Fund. The AmSouth Bank Stable Principal Fund distributes income in the form of units, and provides a constant unit value.

Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investments that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investment Information

During 2005, the Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	
	Year Ended December 31	
	2005	**2004**
Mutual funds	**$ (4,440,280)**	$ 12,053,801
AmSouth Bancorporation Stock Fund	**2,361,309**	9,993,094
Pooled Bond Fund	**–**	1,999,350
Total	**$ (2,078,971)**	$ 24,046,245

3. Investment Information (continued)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2005	**2004**
AmSouth Bancorporation Stock Fund	**$ 187,415,705**	$ 180,168,013
AmSouth Bank Stable Principal Fund	**76,132,711**	76,749,098
Pioneer Value Fund*	**38,232,063**	36,523,031
Pioneer Oak Ridge Large Cap Growth Fund*	**29,205,901**	–
Pioneer Classic Balanced Fund*	**22,272,539**	21,736,318

* AmSouth Bancorporation sold its mutual fund management unit to Pioneer Investment Management, Inc. (Pioneer) during the third quarter of 2005. Accordingly, the following funds have been renamed:

Current Fund Name:	Previously Known As:
Pioneer Bond Fund	AmSouth Bond Fund
Pioneer Value Fund	AmSouth Value Fund
Pioneer Classic Balanced Fund	AmSouth Balanced Fund
Pioneer OakRidge Large Cap Growth Fund	AmSouth Large Cap Growth and AmSouth Capital Growth Fund
Pioneer Fund	AmSouth Enhanced Market Fund
Pioneer Mid-Cap Fund	AmSouth Mid-Cap Fund
Pioneer International Core Equity Fund	AmSouth International Equity Fund

4. Transactions with Parties-in-Interest

The Plan provides for participant-directed investment programs in proprietary mutual funds of the Plan sponsor (See Note 3).

Unless otherwise noted, AmSouth Asset Management, Inc., a wholly owned subsidiary of AmSouth Bank, served as the investment advisor to the following funds during the first three quarters of 2005, and Pioneer served as the investment advisor to the following funds during the fourth quarter of 2005:

During the year ended December 31, 2005, the Plan purchased $8,649,404 of shares of the Pioneer Value Fund and sold $4,992,738 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $30,343,561 of shares of the Pioneer Oak Ridge Large Cap Growth Fund and sold $1,692,154 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $4,886,756 of shares of the AmSouth Large Cap Fund and sold $19,187,469 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $7,978,296 of shares of the Pioneer Classic Balanced Fund and sold $3,929,725 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $2,927,011 of shares of the Pioneer Bond Fund and sold $1,556,378 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $5,090,082 of shares of the Pioneer Fund and sold $3,215,620 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $6,039,884 of shares of the Pioneer Mid Cap Fund and sold $3,731,312 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $1,925,156 of shares of the AmSouth Capital Growth Fund and sold $12,437,112 of shares of the same fund.

During the year ended December 31, 2005, the Plan purchased $7,342,648 of shares of the Pioneer International Equity Fund and sold $2,992,674 of shares of the same fund.

4. Transactions with Parties-in-Interest (continued)

(Dimensional Fund Advisors, Inc was the sub-advisor of this fund prior to AmSouth's sale of the mutual fund management unit to Pioneer during the third quarter of 2005.)

During the year ended December 31, 2005, the Plan purchased $5,675,816 of shares of the INVESCO Structured Small Cap Value Equity Trust and sold $3,226,816 of shares of the same fund. AMVESCAP National Trust Company (the recordkeeper for the Plan), manages this collective trust.

During the year ended December 31, 2005, the Plan purchased $26,677,293 of shares of the Stable Principal Fund and sold $27,293,680 of shares of the same fund. AmSouth Bank is the investment manager of this fund.

During the year ended December 31, 2005, the Plan purchased $4,356,083 of shares of the AIM Small Cap Growth Fund and sold $2,532,091 of shares of the same fund. AIM Advisors, Inc. is the investment manager of this fund.

During the year ended December 31, 2005, the Plan purchased $38,404,077 of shares of the AmSouth Bancorporation Stock Fund and sold $33,516,901 of shares of the same fund.

OakBrook Investments, LLC (OakBrook) was the sub-advisor for the AmSouth Enhanced Market Fund (Pioneer Fund) and the AmSouth Mid-Cap Fund (Pioneer Mid-Cap Fund) and was 50% owned by AmSouth Bank prior to the sale of the mutual fund management unit to Pioneer during the third quarter of 2005.

The Company pays for all legal, accounting and other services on behalf of the Plan, other than recordkeeping fees.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 30, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31	
	2005	**2004**
Net assets available for benefits per the financial statements	**$427,996,317**	$399,961,654
Amounts allocated to withdrawn participants	**(1,072,878)**	(357,593)
Net assets available for benefits per the Form 5500	**$426,923,439**	$399,604,061

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31	
	2005	**2004**
Benefits paid to participants per the financial statements	**$36,040,454**	$30,511,976
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005 and 2004	**1,072,878**	357,593
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004 and 2003	**(357,593)**	(333,014)
Benefits paid to participants per the Form 5500	**$36,755,739**	$30,536,555

6. Differences between Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid, prior to year-end.

7. Subsequent Events

On May 25, 2006 AmSouth Bancorporation announced a plan of merger with Regions Financial Corporation. The transaction, subject to shareholder and regulatory approvals, is expected to close in the fourth quarter of 2006. There was no impact to the Plan participants' vested benefits at December 31, 2005 as a result of this transaction, and there has not been any determination regarding the termination of the Plan.

Supplemental Schedule

AmSouth Bancorporation Thrift Plan

EIN: 63-0591257 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective trust fund:			
*	AmSouth Bank	Stable Principal Fund	**	$ 76,132,711
	Common stock fund:			
*	AmSouth Bancorporation	AmSouth Bancorporation Stock Fund	**	187,415,705
	Mutual funds:			
*	Pioneer	Bond Fund	**	5,213,254
		Mid Cap Fund	**	13,416,761
		International Equity Fund	**	14,053,304
		Pioneer Fund	**	16,045,412
		Classic Balanced Fund	**	22,272,539
		Oak Ridge Large Cap Growth Fund	**	29,205,901
		Value Fund	**	38,232,063
*	INVESCO	Structured Small Cap Value Equity Trust	**	16,053,972
*	AIM	Small Cap Growth Fund	**	8,108,110
	Total			$ 426,149,732

* Represents a party-in-interest

** Column (d) has not been presented, as this information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSOUTH BANCORPORATION THRIFT PLAN

AMSOUTH BANK, TRUSTEE

Date: June 27, 2006

By: ________________________
Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42554 and No. 333-133000) pertaining to the AmSouth Bancorporation Thrift Plan of our report dated May 31, 2006, with respect to the financial statements and schedule of the AmSouth Bancorporation Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Birmingham, AL
June 23, 2006

Ernst & Young LLP